August 16, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EchoStar Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 20, 2013

File No. 1-33807

Dear Mr. Spirgel:

This letter is in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter, dated July 22, 2013 (the “Comment Letter”), regarding the Form 10-K of EchoStar Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “Form 10-K”).  We appreciate the Staff’s review of the Form 10-K and our prior letter dated June 24, 2013, as well as the opportunity to speak with the Staff on August 1, 2013 about the Comment Letter.  For the Staff’s convenience, we have included the Staff’s comments below.  The Company’s responses are set forth in italicized type and correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Comment 1.              We note your response to comment 1.  We note your proposed segment disclosures in attachment 1 and the added EBITDA information regarding your three reportable segments.  However, the disclosures do not appear to be in a form consistent with the objective of providing investors an opportunity to look at the company through the eyes of management.  If management has determined that they operate, manage, and evaluate the company in three major reportable segments: EchoStar Technologies; Hughes; EchoStar Satellite Services, then the MD&A should separately analyze revenues, profitability, and the cash needs of these reportable segments.  Please explain whether the current presentation of the Results of Operations is consistent with the company’s internal management report, and whether or not a more detailed presentation and discussion by reportable segment would be necessary for a comprehensive understanding of the business.

Response 1.                 Management operates, manages and evaluates the Company collectively as well as in the Company’s three major reportable segments.  Segment reporting contained in the Company’s internal reports to management is typically based on three metrics: revenue, capital expenditures and EBITDA.  We propose to expand Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s future filings to add a Segment Results of Operations section that will provide a discussion of revenue, capital expenditures and EBITDA related to each of our three major reportable segments.  Please see the proposed additional disclosures attached hereto as Attachment 1 “Proposed Revised Results of Operations”.  The proposed disclosures include the entirety of the Results of Operations section for the three and six months ended June 30, 2013 compared to the three and six months ended June 30, 2012, including disclosures that have not been revised.

In future filings, we will expand Management’s Discussion and Analysis of Financial Condition and Results of Operations to include disclosures related to our three major reportable segments similar to the discussion included in the Segment Results of Operations section in Attachment 1.

Comment 2.              We note your response to comment no. 2.  Please further clarify for us why you believe that quantifying and analyzing the period to period changes in sales of set-top boxes and their price would not be meaningful to investors.  In this regard, it appears the profitability of your EchoStar Technologies segment in a particular period is materially dependent upon the number of set-top boxes sold at various price points, both of which fluctuate depending upon product demand from the segment’s major customer and its subscribers.  Therefore, please consider quantifying the number of set-top boxes sold while identifying and explaining the model equipment volume and price mix changes from period to period according to your customer’s subscribers’ demands.

Response 2.                 Our EchoStar Technologies segment sells a wide-variety of models of set-top boxes and types of accessories, all at different price points based on both the model or accessory type and the negotiated contract price with the particular customer.  The disclosure of volume and price information by model or accessory type would not only be impracticable but would also result in the release of competitively sensitive information to our competitors as well as our customers.  Moreover, the amount of information that would need to be provided in order to list each set-top box model and accessory type along with each associated price point would likely be so voluminous and complex that it may serve to confuse investors instead of providing them with meaningful information regarding the changes in revenue related to our EchoStar Technologies segment period over period.

We propose to revise the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s future filings to include disclosures regarding the percentage change in the volume and associated weighted average prices of set-top boxes and accessories sold by our EchoStar Technologies segment within the reporting period.  The Company believes that these disclosures will provide meaningful information to investors by quantifying the changes in the number of set-top boxes and accessories sold while also explaining the changes in the price mix period over period.  Please see the proposed additional disclosures attached hereto as Attachment 1 “Proposed Revised Results of Operations”.

In future filings, we will continue to provide similar disclosures to quantify the variances in volume and prices associated with the sales of set-top boxes and accessories by our EchoStar Technologies segment.

*    *    *    *     *

In connection with our response to the above comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 706-4790 should you or your staff have any questions about the foregoing or would like to further discuss any of the matters referred to in this letter.

Sincerely,

/s/ David J. Rayner
David J. Rayner
Executive Vice President, Chief Financial Officer and Treasurer

Cc:                             Robert S. Littlepage

Joe Cascarano

Greg Dundas

Paul Fischer

(Securities and Exchange Commission)

ATTACHMENT 1

Proposed Revised Results of Operations

RESULTS OF OPERATIONS

Three Months Ended June 30, 2013 Compared to the Three Months Ended June 30, 2012.

	As of or for the Three
	Months Ended June 30,		Variance
Statements of Operations Data	2013	2012	Amount	%
	(Dollars in thousands)
Revenue:
Equipment revenue - DISH Network	$333,993	$254,350	$79,643	31.3
Equipment revenue - other	90,875	185,986	(95,111)	(51.1)
Services and other revenue - DISH Network	154,063	130,979	23,084	17.6
Services and other revenue - other	251,072	234,689	16,383	7.0
Total revenue	830,003	806,004	23,999	3.0
Costs and Expenses:
Cost of sales - equipment	365,037	367,027	(1,990)	(0.5)
% of Total equipment revenue	85.9%	83.4%
Cost of sales - services and other	189,330	170,032	19,298	11.3
% of Total services and other revenue	46.7%	46.5%
Selling, general and administrative expenses (including DISH Network)	90,386	92,790	(2,404)	(2.6)
% of Total revenue	10.9%	11.5%
Research and development expenses	16,354	15,618	736	4.7
% of Total revenue	2.0%	1.9%
Depreciation and amortization	128,144	114,604	13,540	11.8
Impairment of long-lived asset	34,664	—	34,664	*
Total costs and expenses	823,915	760,071	63,844	8.4
Operating income	6,088	45,933	(39,845)	(86.7)

Other Income (Expense):
Interest income	1,982	3,288	(1,306)	(39.7)
Interest expense, net of amounts capitalized	(48,672)	(36,797)	(11,875)	32.3
Realized gains on marketable investment securities and other investments (including reclassification of realized gains on available-for-sale securities out of accumulated other comprehensive income (loss) of $17,968 and $9, respectively)	17,967	232	17,735	*
Equity in earnings (losses) of unconsolidated affiliates, net	(2,477)	1,847	(4,324)	*
Other, net	(353)	20,957	(21,310)	*
Total other expense, net	(31,553)	(10,473)	(21,080)	*
Income (loss) before income taxes	(25,465)	35,460	(60,925)	*
Income tax benefit (provision), net	15,882	(10)	15,892	*
Net income (loss)	(9,583)	35,450	(45,033)	*
Less: Net income (loss) attributable to noncontrolling interests	176	(232)	408	*

Net income (loss) attributable to EchoStar	$(9,759)	$35,682	$(45,441)	*

Other Data:
EBITDA	$149,193	$183,805	$(34,612)	(18.8)
Subscribers (1)	736,000	601,000	135,000	22.5

*Percentage is not meaningful.

(1)   Excludes 35,000 and 23,000 subscribers as of June 30, 2013 and 2012, respectively, receiving services through third-parties who have capacity arrangements with us.

Equipment revenue — DISH Network.  “Equipment revenue — DISH Network” totaled $334 million for the three months ended June 30, 2013, an increase of $80 million, or 31.3%, compared to the same period in 2012.

Equipment revenue — DISH Network from our EchoStar Technologies segment for the three months ended June 30, 2013 increased by $55 million, or 21.8%, to $309 million compared to the same period in 2012.  Our EchoStar Technologies segment offers multiple set-top boxes with different price points depending on their capabilities and functionalities.  The revenues and associated margins we earn on sales are determined largely through periodic negotiations that could result in prices reflecting, among other things, the set-top boxes and other equipment that meet our customers’ current sales and marketing priorities, the product and service alternatives available from other equipment suppliers, our ability to respond to customer requirements, and to differentiate ourselves from other equipment suppliers on bases other than pricing.  In addition products containing new technologies and features typically have higher initial prices, which reduce over time as demand decreases or as DISH Network’s demand for new or refurbished units changes.  The increase in revenue for the three months ended June 30, 2013 was driven primarily by a 26% increase in unit sales of set-top boxes, offset partially by an 11% decrease in the weighted average prices of set-top boxes.  Additionally, unit sales of related accessories increased 31%, which was offset partially by a 14% decrease in the weighted average prices of related accessories.

Equipment revenue — DISH Network from our Hughes segment for the three months ended June 30, 2013 increased by $24 million, to $25 million compared to the same period in 2012.  The increase was primarily due to the commencement of broadband equipment sales to DISH Network pursuant to the Distribution Agreement we entered into with dishNET in October 2012.

Equipment revenue — other.  “Equipment revenue — other” totaled $91 million for the three months ended June 30, 2013, a decrease of $95 million or 51.1%, compared to the same period in 2012.

Equipment revenue — other from our EchoStar Technologies segment for the three months ended June 30, 2013 decreased by $86 million, or 70.1%, to $37 million compared to the same period in 2012.  The decrease was attributable to a 67% decrease in unit sales and a 21% decrease in the weighted average prices of set-top boxes sold to Bell TV and our other international customers.  Additionally, unit sales and weighted average prices of related accessories sold to Bell TV and our other international customers decreased 36% and 41%, respectively, during the three months ended June 30, 2013 compared to the same period in 2012.  The sales to Bell TV and other international customers may remain at the current levels, in the near term, due to customer utilization of refurbished set-top boxes and lower overall demand in the respective markets that we sell these products.

Equipment revenue — other from our Hughes segment for the three months ended June 30, 2013 decreased by $10 million, or 15.1%, to $54 million compared to the same period in 2012.  The decrease was mainly due to a decrease in sales of networking system equipment to customers in the enterprise market.

Services and other revenue — DISH Network.  “Services and other revenue — DISH Network” totaled $154 million for the three months ended June 30, 2013, an increase of $23 million or 17.6%, compared to the same period in 2012.

Services and other revenue — DISH Network from our EchoStar Technologies segment for the three months ended June 30, 2013 increased by $11 million, or 16.4%, to $77 million compared to the same period in 2012.  The increase was due to an increase of $7 million in revenue earned from the sales of satellite uplink/downlink services and $4 million related to the development of web-based applications for set-top boxes.

Services and other revenue — DISH Network from our Hughes segment for the three months ended June 30, 2013 increased by $7 million to $10 million compared to the same period in 2012.  The increase was primarily attributable to revenue earned pursuant to the Distribution Agreement with dishNET.

Service and other revenue — DISH Network from our EchoStar Satellite Services segment for the three months ended June 30, 2013 increased by $7 million, or 13.5%, to $61 million compared to the same period in 2012.  The increase was mainly due to a $7 million increase in the sales of transponder services provided to DISH Network.

Services and other revenue — other.  “Services and other revenue — other” totaled $251 million for the three months ended June 30, 2013, an increase of $16 million or 7.0%, compared to the same period in 2012.

Service and other revenue — other from our Hughes segment for the three months ended June 30, 2013 increased by $11 million, or 4.9%, to $226 million compared to the same period in 2012.  The increase was primarily attributable to an increase in sales of broadband services in our enterprise and consumer markets.

Service and other — other revenue from our EchoStar Satellite Services segment for the three months ended June 30, 2013 increased by $6 million, or 35.6%, to $24 million compared to the same period in 2012.  The increase was mainly due to an increase in sales of transponder services of $6 million provided in 2013 compared to 2012.

Cost of sales — equipment.  “Cost of sales — equipment” totaled $365 million for the three months ended June 30, 2013, a decrease of $2 million, or 0.5%, compared to the same period in 2012.

Cost of sales — equipment from our EchoStar Technologies segment for the three months ended June 30, 2013 decreased by $17 million, or 5.5%, to $297 million compared to the same period in 2012.  The decrease was attributable to a decrease in cost of sales of $65 million, primarily related to a decrease in sales of set-top boxes and related accessories to Bell TV and our other international customers.  The decrease was partially offset by an increase in equipment costs of $48 million, primarily corresponding to an increase in sales of set-top boxes and related accessories sold to DISH Network.

Cost of sales — equipment from our Hughes segment for the three months ended June 30, 2013 increased by $15 million, or 29.1%, to $68 million compared to the same period in 2012.  The increase was primarily attributable to an increase in the cost of sales of broadband equipment sold to DISH Network of $20 million primarily related to the Distribution Agreement with dishNET.  The increase was partially offset by a $5 million decrease in cost of sales primarily the result of a decrease in the sales of networking system equipment to customers in the enterprise market.

Cost of sales — services and other.  “Cost of sales — services and other” totaled $189 million for the three months ended June 30, 2013, an increase of $19 million, or 11.3%, compared to the same period in 2012.

Cost of sales — services and other from our EchoStar Technologies segment for the three months ended June 30, 2013 increased by $11 million, or 25.1%, to $55 million compared to the same period in 2012.  The increase was primarily the result of an increase in cost of sales of $7 million as a result of an increase in support costs related to engineering services provided in 2013 compared to 2012 and a $3 million increase in uplink/downlink costs.

Cost of sales — services and other from our Hughes segment for the three months ended June 30, 2013 increased by $7 million, or 6.7%, to $111 million compared to the same period in 2012.  The increase was primarily attributable to an increase in cost of sales of $6 million as a result of an increase in sales of broadband services in our enterprise market and $1 million of increased costs related primarily to the Distribution Agreement with dishNET.

Cost of sales — services and other from our EchoStar Satellite Services segment for the three months ended June 30, 2013 decreased by $3 million, or 15.1%, to $14 million compared to the same period in 2012.  The decrease was primarily attributable to a decrease of $4 million due to the termination of our satellite lease agreement with DISH Network for EchoStar I in July 2012, offset partially by $2 million of higher costs related to the increase in transponder revenue in 2013.

Selling, general and administrative expenses.  “Selling, general and administrative expenses” totaled $90 million for the three months ended June 30, 2013, a decrease of $2 million or 2.6%, compared to the same period in 2012.  The decrease was mainly due to a $5 million decrease in general and administrative expenses as a result of an increase in services billed to DISH Network and a $1 million decrease in professional services provided to us by DISH Network pursuant to our cost-plus related party agreements.  These decreases in general and administrative expenses were partially offset by a $6 million increase in marketing and advertising expenses primarily incurred by our Hughes segment.

Depreciation and amortization.  “Depreciation and amortization” expense totaled $128 million for the three months ended June 30, 2013, an increase of $14 million or 11.8%, compared to the same period in 2012.  The increase was primarily related to an increase in depreciation of $8 million from our Hughes segment primarily due to depreciation from EchoStar XVII, which was placed into service in October 2012, $4 million increase in depreciation associated with customer rental equipment, and $6 million from our EchoStar Satellite Services segment, primarily due to the depreciation of EchoStar XVI, which was placed into service in January 2013.  The increase in depreciation was partially offset by a decrease in depreciation of $5 million on EchoStar VI, which was fully depreciated in August 2012.

Impairment of long-lived asset.  “Impairment of long-lived asset” totaled $35 million for the three months ended June 30, 2013, an increase of $35 million, compared to the same period in 2012, due to the impairment of our EchoStar XII satellite of $35 million in the second quarter of 2013.

Interest expense, net of amounts capitalized.  “Interest expense, net of amounts capitalized” totaled $49 million for the three months ended June 30, 2013, an increase of $12 million or 32.3%, compared to the same period in 2012.  The increase was due to lower capitalization of interest expense of $12 million associated with EchoStar XVII and EchoStar XVI as they were placed into service in October 2012 and January 2013, respectively.

Realized gains on marketable investment securities and other investments.  “Realized gains on marketable investment securities and other investments” totaled $18 million for the three months ended June 30, 2013, an increase of $18 million, compared to the same period in 2012.  The increase was mainly related to a gain of $18 million recognized from the sales of a strategic investment in a public company in the second quarter of 2013.

Other, net.  “Other, net” totaled $0.4 million expense recorded for the three months ended June 30, 2013 compared to $21 million income recognized for the same period in 2012.  The change was primarily related to gains recognized in 2012 associated with a non-recurring dividend of $18 million received from a strategic investment and a non-recurring gain of $5 million resulting from a reduction of the capital lease obligation for the AMC-16 satellite in 2012.

Earnings before interest, taxes, depreciation and amortization.  EBITDA was $149 million for the three months ended June 30, 2013, a decrease of $35 million or 18.8%, compared to the same period in 2012.  The decrease was primarily due to the impairment of our EchoStar XII satellite of approximately $35 million in the second quarter of 2013, gains recognized in 2012 associated with a non-recurring dividend of $18 million received from one of our strategic investments that were not present in 2013, and a non-recurring gain of $5 million resulting from a reduction of the capital lease obligation for the AMC-16 satellite in May 2012.  The decrease was partially offset by a gain of $18 million recognized from the sales of a strategic investment in a public company in the second quarter of 2013, and an increase in operating income of $8 million for the three months ended June 30, 2013.  The following table reconciles EBITDA to the accompanying financial statements.

	For the Three Months
	Ended June 30,		Variance
	2013	2012	Amount	%
	(In thousands)
EBITDA	$149,193	$183,805	$(34,612)	(18.8)
Interest expense, net	(46,690)	(33,509)	(13,181)	39.3
Income tax benefit (provision), net	15,882	(10)	15,892	*
Depreciation and amortization	(128,144)	(114,604)	(13,540)	11.8
Net income (loss) attributable to EchoStar	$(9,759)	$35,682	$(45,441)	*

*Percentage is not meaningful.

EBITDA for our EchoStar Technologies segment for the three months ended June 30, 2013 was $32 million, a decrease of $7 million, or 17.7%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Technologies segment was primarily driven by an $86 million decrease in equipment revenue earned from the sales of set-top boxes and related accessories, offset partially by an increase in revenue from DISH Network of $66 million in both service and equipment revenues.  As a result of the decrease in revenue, cost of sales decreased $6 million.  In addition, administrative services charged to DISH Network in relation to our related party agreement, decreased $5 million compared to the same period in 2012.

EBITDA for our Hughes segment for the three months ended June 30, 2013 was $73 million, an increase of $3 million, or 4.5%, compared to the same period in 2012.  The increase was due to an increase in revenue of $32 million primarily the result of the Distribution Agreement we entered into with dishNET in October 2012.  This increase in revenue was partially offset by an increase of $22 million in cost of sales also primarily related to the Distribution Agreement and $6 million of higher marketing and advertising expenses.

EBITDA for our EchoStar Satellite Services segment for the three months ended June 30, 2013 was $34 million, a decrease of $20 million, or 37.0%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Satellite Services segment was primarily due to the impairment of our EchoStar XII satellite of approximately $35 million in June 2013.

Income tax benefit (provision), net.  Income tax benefit totaled approximately $16 million for the three months ended June 30, 2013, an increase of $16 million, compared to the same period in 2012.  Our effective income tax rate was 62% for the three months ended June 30, 2013 compared to zero for the same period in 2012.  The variation in our current year effective tax rate from a U.S. federal statutory rate for the current period was primarily due to the release of the valuation allowance associated with our capital investments, higher state effective tax rates due to geographic distribution of income, and current year research and experimentation credits.  For the same period in 2012, the variation from a U.S. federal statutory rate was primarily attributable to the release of the valuation allowance associated with capital investments.  In addition, significant fluctuations in the effective tax rate from a U.S. federal statutory rate results from lower pre-tax income in the current year.

Net income (loss) attributable to EchoStar.  Net loss attributable to EchoStar was $10 million for the three months ended June 30, 2013, a decrease of $45 million, compared to Net income attributable to EchoStar of $36 million for the same period in 2012.  The decrease was primarily attributable to the impairment of our EchoStar XII satellite of approximately $35 million in June 2013, a non-recurring dividend of $18 million received from one of our strategic investments in 2012 and a reduction in capitalization of interest expense of $12 million associated with our EchoStar XVII and EchoStar XVI satellites which were placed into service in October 2012 and January 2013, respectively.  The reductions in “Net income (loss) attributable to EchoStar” were partially offset by a gain of $18 million recognized from the sales of a strategic investment in a public company in the second quarter of 2013.

SEGMENT RESULTS OF OPERATIONS

Three Months Ended June 30, 2013 Compared to the Three Months Ended June 30, 2012.

			EchoStar	All
	EchoStar		Satellite	Other and	Consolidated
	Technologies	Hughes	Services	Eliminations	Total
	(In thousands)
For the Three Months Ended June 30, 2013
Total revenue	$425,547	$314,948	$84,872	$4,636	$830,003
Capital expenditures	$15,341	$45,493	$60	$24,758	$85,652
EBITDA	$32,047	$73,394	$33,667	$10,085	$149,193

For the Three Months Ended June 30, 2012
Total revenue	$445,716	$282,825	$71,438	$6,025	$806,004
Capital expenditures	$21,709	$101,595	$29,836	$10,576	$163,716
EBITDA	$38,950	$70,224	$53,472	$21,159	$183,805

EchoStar Technologies Segment

	For the Three Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$425,547	$445,716	$(20,169)	-4.5%
Capital expenditures	$15,341	$21,709	$(6,368)	-29.3%
EBITDA	$32,047	$38,950	$(6,903)	-17.7%

Revenues

EchoStar Technologies segment total revenue for the three months ended June 30, 2013 decreased by $20 million, or 4.5%, compared to the same period in 2012, primarily resulting from a decrease of equipment revenue of $31 million, offset partially by an increase in service revenue of $10 million.

Capital Expenditures

EchoStar Technologies segment capital expenditures for the three months ended June 30, 2013 decreased by $6 million, or 29.3%, compared to the same period in 2012, primarily due to lower capital requirements related to our Digital Broadcast Center and network operations.

EBITDA

EchoStar Technologies segment EBITDA for the three months ended June 30, 2013 decreased by $7 million, or 17.7%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Technologies segment was primarily driven by a $20 million decrease in revenue, offset partially by a $6 million decrease in cost of sales and a $5 million decrease in general and administrative expenses primarily related to more administrative services charged to DISH Network in the second quarter of 2013 in relation to our related party agreement compared to the same period in 2012.

Hughes Segment

	For the Three Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$314,948	$282,825	$32,123	11.4%
Capital expenditures	$45,493	$101,595	$(56,102)	-55.2%
EBITDA	$73,394	$70,224	$3,170	4.5%

Revenues

Hughes segment total revenue for the three months ended June 30, 2013 increased by $32 million, or 11.4%, compared to the same period in 2012, primarily due to an increase in equipment revenue of $15 million and an increase in service revenue of $17 million.

Capital Expenditures

Hughes segment capital expenditures for the three months ended June 30, 2013 decreased by $56 million, or 55.2%, compared to the same period in 2012, primarily as a result of a decrease in satellite expenses related to EchoStar XVII, which was launched in July 2012.

EBITDA

Hughes segment EBITDA for the three months ended June 30, 2013 increased by $3 million, or 4.5%, compared to the same period in 2012.  The increase was primarily due to an increase in revenue of $32 million, partially offset by an increase of $22 million in cost of sales and a $6 million increase in marketing and advertising expenses.

EchoStar Satellite Services Segment

	For the Three Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$84,872	$71,438	$13,434	18.8%
Capital expenditures	$60	$29,836	$(29,776)	-99.8%
EBITDA	$33,667	$53,472	$(19,805)	-37.0%

Revenues

EchoStar Satellite Services segment total revenue for the three months ended June 30, 2013 increased by $13 million, or 18.8%, compared to the same period in 2012, due to a $13 million increase in service revenue.

Capital Expenditures

EchoStar Satellite Services segment capital expenditures for the three months ended June 30, 2013 decreased by $30 million, compared to the same period in 2012, primarily related to a decrease in satellite expenses due to the launch of EchoStar XVI in November 2012.

EBITDA

EchoStar Satellite Services segment EBITDA for the three months ended June 30, 2013 decreased by $20 million, or 37.0%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Satellite Services segment was primarily due to a $13 million increase in service revenue, offset by a $35 million increase in expenses as a result of the impairment of our EchoStar XII satellite in June 2013.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012.

	As of or for the Six
	Months Ended June 30,		Variance
Statements of Operations Data	2013	2012	Amount	%
	(Dollars in thousands)
Revenue:
Equipment revenue - DISH Network	$642,868	$491,715	$151,153	30.7
Equipment revenue - other	192,965	343,333	(150,368)	(43.8)
Services and other revenue - DISH Network	293,988	257,637	36,351	14.1
Services and other revenue - other	495,636	478,099	17,537	3.7
Total revenue	1,625,457	1,570,784	54,673	3.5
Costs and Expenses:
Cost of sales - equipment	718,892	704,193	14,699	2.1
% of Total equipment revenue	86.0%	84.3%
Cost of sales - services and other	368,624	337,862	30,762	9.1
% of Total services and other revenue	46.7%	45.9%
Selling, general and administrative expenses (including DISH Network)	184,562	191,724	(7,162)	(3.7)
% of Total revenue	11.4%	12.2%
Research and development expenses	33,848	32,968	880	2.7
% of Total revenue	2.1%	2.1%
Depreciation and amortization	254,843	228,694	26,149	11.4
Impairment of long-lived asset	34,664	—	34,664	*
Total costs and expenses	1,595,433	1,495,441	99,992	6.7
Operating income	30,024	75,343	(45,319)	(60.2)

Other Income (Expense):
Interest income	3,959	6,167	(2,208)	(35.8)
Interest expense, net of amounts capitalized	(97,772)	(75,418)	(22,354)	29.6
Realized gains on marketable investment securities and other investments (including reclassification of realized gains on available-for-sale securities out of accumulated other comprehensive income (loss) of $34,498 and $128,004, respectively)	37,430	128,227	(90,797)	(70.8)
Equity in earnings (losses) of unconsolidated affiliates, net	(6,382)	6,032	(12,414)	*
Other, net	5,128	21,305	(16,177)	(75.9)
Total other income (expense), net	(57,637)	86,313	(143,950)	*
Income (loss) before income taxes	(27,613)	161,656	(189,269)	*
Income tax benefit, net	21,528	295	21,233	*
Net income (loss)	(6,085)	161,951	(168,036)	*
Less: Net income (loss) attributable to noncontrolling interests	216	(319)	535	*
Net income (loss) attributable to EchoStar	$(6,301)	$162,270	$(168,571)	*

Other Data:
EBITDA	$320,827	$459,920	$(139,093)	(30.2)
Subscribers (1)	736,000	601,000	135,000	22.5

*Percentage is not meaningful.

(1)         Excludes 35,000 and 23,000 subscribers as of June 30, 2013 and 2012, respectively, receiving services through third-parties who have capacity arrangements with us.

Equipment revenue — DISH Network.  “Equipment revenue — DISH Network” totaled $643 million for the six months ended June 30, 2013, an increase of $151 million or 30.7%, compared to the same period in 2012.

Equipment revenue — DISH Network from our EchoStar Technologies segment for the six months ended June 30, 2013 increased by $115 million, or 23.4%, to $606 million compared to the same period in 2012.  Our EchoStar Technologies segment offers multiple set-top boxes with different price points depending on their capabilities and functionalities.  The revenues and associated margins we earn on sales are determined largely through periodic negotiations that could result in prices reflecting, among other things, the set-top boxes and other equipment that meet our customers’ current sales and marketing priorities, the product and service alternatives available from other equipment suppliers, our ability to respond to customer requirements, and to differentiate ourselves from other equipment suppliers on bases other than pricing.  In addition, products containing new technologies and features typically have higher initial prices, which reduce over time as demand decreases or as DISH Network’s demand for new or refurbished units changes.  The increase in revenue for the six months ended June 30, 2013 was driven primarily by a 33% increase in unit sales of set-top boxes, offset partially by a 2% decrease in the weighted average prices of set-top boxes.  Additionally, unit sales of related accessories increased 15%, which was offset partially by a 4% decrease in the weighted average prices of related accessories.

Equipment revenue — DISH Network from our Hughes segment for the six months ended June 30, 2013 increased by $36 million to $37 million compared to the same period in 2012.  The increase was primarily due to the commencement of broadband equipment sales to DISH Network pursuant to the Distribution Agreement we entered into with dishNET in October 2012.

Equipment revenue — other.  “Equipment revenue — other” totaled $193 million for the six months ended June 30, 2013, a decrease of $150 million or 43.8%, compared to the same period in 2012.

Equipment revenue — other from our EchoStar Technologies segment for the six months ended June 30, 2013 decreased by $137 million, or 60.6%, to $89 million compared to the same period in 2012.  The decrease was attributable to a 45% decrease in unit sales and a 27% decrease in the weighted average prices of set-top boxes sold to Bell TV and our other international customers.  Additionally, unit sales and the weighted average prices of related accessories sold to Bell TV and our other international customers decreased 39% and 42%, respectively, during the six months ended June 30, 2013 compared to the same period in 2012.  The sales to Bell TV and other international customers may remain at the current levels, in the near term, due to customer utilization of refurbished set-top boxes and lower overall demand in the respective markets that we sell these products.

Equipment revenue — other from our Hughes segment for the six months ended June 30, 2013 decreased by $14 million, or 11.8%, to $104 million compared to the same period in 2012.  The decrease was mainly due to a decrease in sales of networking system equipment to customers in the enterprise market.

Services and other revenue — DISH Network.  “Services and other revenue — DISH Network” totaled $294 million for the six months ended June 30, 2013, an increase of $36 million or 14.1%, compared to the same period in 2012.

Services and other revenue — DISH Network from our EchoStar Technologies segment for the six months ended June 30, 2013 increased by $22 million, or 17.0%, to $151 million compared to the same period in 2012.  The increase was due to an increase of $9 million in revenue earned from the sales of satellite uplink/downlink services and $9 million related to the development of web-based applications for set-top boxes.

Services and other revenue — DISH Network from our Hughes segment for the six months ended June 30, 2013 increased by $13 million to $17 million compared to the same period in 2012.  The increase was primarily attributable to revenue earned pursuant to the Distribution Agreement with dishNET.

Services and other revenue — DISH Network from our EchoStar Satellite Services segment for the six months ended June 30, 2013 increased by $7 million to $114 million compared to the same period in 2012.

The increase was mainly due to a $6 million increase in the sales of transponder services provided to DISH Network and a $1 million increase in sales of uplink services.

Services and other revenue — other.  “Services and other revenue — other” totaled $496 million for the six months ended June 30, 2013, an increase of $18 million or 3.7%, compared to the same period in 2012.

Service and other revenue — other from our Hughes segment for the six months ended June 30, 2013 increased by $12 million, or 2.7%, to $447 million compared to the same period in 2012.  The increase was primarily attributable to an increase in sales of broadband services in our enterprise and consumer markets.

Service and other — other revenue from our EchoStar Satellite Services segment for the six months ended June 30, 2013 increased by $8 million, or 20.1%, to $45 million compared to the same period in 2012.  The increase was mainly due to an increase in sales of transponder services of $8 million provided in 2013 compared to 2012.

Cost of sales — equipment.  “Cost of sales — equipment” totaled $719 million for the six months ended June 30, 2013, an increase of $15 million, or 2.1%, compared to the same period in 2012.

Cost of sales — equipment from our EchoStar Technologies segment for the six months ended June 30, 2013 decreased by $10 million, or 1.7%, to $595 million compared to the same period in 2012.  The decrease was attributable to a decrease in cost of sales of $103 million, primarily related to a decrease in sales of set-top boxes and related accessories to Bell TV and our other international customers and a decrease in freight costs of $5 million.  The decrease was partially offset by an increase in equipment costs of $98 million, primarily corresponding to higher sales of set-top boxes and related accessories sold to DISH Network.

Cost of sales — equipment from our Hughes segment for the six months ended June 30, 2013 increased by $25 million, or 25%, to $124 million compared to the same period in 2012.  The increase was primarily attributable to an increase in the cost of sales of broadband equipment sold to DISH Network of $32 million primarily related to the Distribution Agreement we entered into with dishNET.  The increase was partially offset by a decrease in cost of sales of $7 million primarily the result of a decrease in sales of networking system equipment to customers in the enterprise market.

Cost of sales — services and other.  “Cost of sales — services and other” totaled $369 million for the six months ended June 30, 2013, an increase of $31 million, or 9.1%, compared to the same period in 2012.

Cost of sales — services and other from our EchoStar Technologies segment for the six months ended June 30, 2013 increased by $22 million, or 26.2%, to $108 million compared to the same period in 2012.  The increase was primarily attributable to an $18 million increase in support costs related to engineering services provided in 2013 compared to 2012 and a $3 million increase in uplink/downlink costs.

Cost of sales — services and other from our Hughes segment for the six months ended June 30, 2013 increased by $12 million, or 6.0%, to $219 million compared to the same period in 2012.  The increase was primarily attributable to an increase in the cost of sales of $10 million as a result of an increase in sales of broadband services in our enterprise market and a $2 million increase in cost of sales primarily related to the Distribution Agreement with dishNET.

Cost of sales — services and other from our EchoStar Satellite Services segment for the six months ended June 30, 2013 decreased by $5 million, or 14.6%, to $28 million compared to the same period in 2012.  The decrease was primarily attributable to a decrease in cost of sales of $8 million due to the termination of our satellite lease agreement with DISH Network for EchoStar I in July 2012, partially offset by a $3 million increase in cost of sales related to the increase in transponder revenue in 2013.

Selling, general and administrative expenses.  “Selling, general and administrative expenses” totaled $185 million for the six months ended June 30, 2013, a decrease of $7 million or 3.7%, compared to the same period in 2012.  The decrease was mainly due to a $14 million decrease in general and administrative expenses as a result of an increase in services billed to DISH Network and a $3 million decrease in professional services provided to us by DISH Network pursuant to our cost-plus related party agreements.  These decreases in general and administrative expenses were partially offset by higher marketing and advertising expenses of $13 million incurred primarily by our Hughes segment.

Depreciation and amortization.  “Depreciation and amortization” expense totaled $255 million for the six months ended June 30, 2013, an increase of $26 million or 11.4%, compared to the same period in 2012.  The increase was primarily related to an increase in depreciation of $17 million from our Hughes segment related to depreciation from EchoStar XVII, which was placed into service in October 2012, $9 million increase in depreciation associated with customer rental equipment, and $12 million from our EchoStar Satellite Services segment, primarily due to the depreciation of EchoStar XVI, which was placed into service in January 2013.  The increase in depreciation was partially offset by a decrease in depreciation of $10 million on EchoStar VI, which was fully depreciated in August 2012.

Impairment of long-lived asset.  “Impairment of long-lived asset” totaled $35 million for the six months ended June 30, 2013, an increase of $35 million, compared to the same period in 2012, due to the impairment of our EchoStar XII satellite of $35 million in June 2013.

Interest expense, net of amounts capitalized.  “Interest expense, net of amounts capitalized” totaled $98 million for the six months ended June 30, 2013, an increase of $22 million or 29.6%, compared to the same period in 2012.  The increase was mainly due to a decrease in capitalization of interest expense of $24 million associated with EchoStar XVII and EchoStar XVI as they were placed into service in October 2012 and January 2013, respectively.

Realized gains on marketable investment securities and other investments.  “Realized gains on marketable investment securities and other investments” totaled $37 million for the six months ended June 30, 2013, a decrease of $91 million or 70.8%, compared to the same period in 2012.  The decrease was mainly related to a decrease in gains of $91 million recognized on the sale of certain strategic investments in public companies in 2012.

Other, net.  “Other, net” totaled $5 million for the six months ended June 30, 2013, a decrease of $16 million, or 75.9%, compared to the same period in 2012.  The decrease was primarily related to gains recognized in 2012 associated with a non-recurring dividend of $18 million received from one of our strategic investments and a gain of $2 million as a result of a reduction of the capital lease obligation for the AMC-16 satellite.

Earnings before interest, taxes, depreciation and amortization.  EBITDA was $321 million for the six months ended June 30, 2013, a decrease of $139 million or 30.2%, compared to the same period in 2012.  The decrease was primarily due to lower gains of $91 million recognized from the sale of certain strategic investments in public companies in 2012 compared to 2013, the impairment of our EchoStar XII satellite of approximately $35 million in 2013 and a non-recurring dividend of $18 million received from one of our strategic investments in 2012.  The following table reconciles EBITDA to the accompanying financial statements.

	For the Six Months
	Ended June 30,		Variance
	2013	2012	Amount	%
		(In thousands)
EBITDA	$320,827	$459,920	$(139,093)	(30.2)
Interest expense, net	(93,813)	(69,251)	(24,562)	35.5
Income tax benefit, net	21,528	295	21,233	*
Depreciation and amortization	(254,843)	(228,694)	(26,149)	11.4
Net income (loss) attributable to EchoStar	$(6,301)	$162,270	$(168,571)	*

*Percentage is not meaningful.

EBITDA for our EchoStar Technologies segment for the six months ended June 30, 2013 was $62 million, a decrease of $1 million, or 2.3%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Technologies segment was primarily driven by an overall $2 million decrease in revenue.

EBITDA for our Hughes segment for the six months ended June 30, 2013 was $137 million, a decrease of $2 million, or 1.5%, compared to the same period in 2012.  The decrease was due to a decrease in operating income of $4 million, partially offset by an increase in gains on marketable investment securities of $3 million.  Revenue increased $47 million primarily as a result of our Distribution Agreement with dishNET.  This increase in revenue was partially offset by an increase in cost of goods sold of $37 million and an increase of $13 million in marketing and advertising expenses.

EBITDA for our EchoStar Satellite Services segment for the six months ended June 30, 2013 was $98 million, a decrease of $7 million, or 6.8%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Satellite Services segment was primarily due to the impairment of our EchoStar XII satellite of approximately $35 million in June 2013, offset partially by a $14 million increase in revenue from an increase in the sales of transponder services provided in 2013 compared to 2012, a decrease in cost of sales of $8 million related to the termination of our satellite lease contract with DISH Network on EchoStar I, effective July 2012, and an increase in gains of $2 million as a result of a reduction of the capital lease obligation for the AMC-16 satellite.

Income tax benefit, net.  Income tax benefit totaled $22 million for the six months ended June 30, 2013, an increase of $21 million, compared to the same period in 2012.  Our effective income tax rate was 78% for the six months ended June 30, 2013 compared to zero for the same period in 2012.  The variation in our current year effective tax rate from a U.S. federal statutory rate for the current period was primarily due to the release of the valuation allowance associated with our capital investments, higher state effective tax rates due to geographic distribution of income, current year research and experimentation credits, and reinstatement of the research and experimentation tax credit for 2012, as provided by the American Taxpayer Relief Act enacted on January 2, 2013.  For the same period in 2012, the variation from a U.S. federal statutory rate was primarily attributable to the release of the valuation allowance associated with capital investments.  In addition, significant fluctuation in the effective tax rate from a U.S. federal statutory rate results from lower pre-tax income in the current year.

Net income (loss) attributable to EchoStar.  Net loss attributable to EchoStar was $6 million for the six months ended June 30, 2013, a decrease of $169 million, compared to Net income attributable to EchoStar of $162 million for the same period in 2012.  The change was primarily attributable to a decrease in gains of $91 million recognized from the sale of marketable investment securities and other investments in 2012, the impairment of our EchoStar XII satellite of approximately $35 million in June 2013, a decrease in capitalization of interest expense of $24 million associated with EchoStar XVII and EchoStar XVI, which were placed into service in October 2012 and January 2013, respectively, and a decrease in net earnings from the sales of our services and other revenue and equipment revenue, including DISH Network for the six months ended June 30, 2013.  These reductions in “Net income (loss) attributable to EchoStar” were offset partially by an increase in income tax benefit of $21 million.

SEGMENT RESULTS OF OPERATIONS

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012.

			EchoStar	All
	EchoStar		Satellite	Other and	Consolidated
	Technologies	Hughes	Services	Eliminations	Total
	(In thousands)
For the Six Months Ended June 30, 2013
Total revenue	$852,541	$604,347	$159,074	$9,495	$1,625,457
Capital expenditures	$27,652	$89,833	$12,332	$28,455	$158,272
EBITDA	$61,972	$137,375	$98,473	$23,007	$320,827

For the Six Months Ended June 30, 2012
Total revenue	$854,295	$557,043	$145,021	$14,425	$1,570,784
Capital expenditures	$29,785	$176,395	$57,952	$13,591	$277,723
EBITDA	$63,437	$139,426	$105,672	$151,385	$459,920

	For the Six Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$852,541	$854,295	$(1,754)	-0.2%
Capital expenditures	$27,652	$29,785	$(2,133)	-7.2%
EBITDA	$61,972	$63,437	$(1,465)	-2.3%

EchoStar Technologies Segment

Revenues

EchoStar Technologies segment total revenue for the six months ended June 30, 2013 decreased by $2 million, or 0.2%, compared to the same period in 2012, primarily resulted from a $22 million decrease in equipment revenue, offset partially by a $20 million increase in service revenue.

Capital Expenditures

EchoStar Technologies segment capital expenditures for the six months ended June 30, 2013 decreased by $2 million, or 7.2%, compared to the same period in 2012, primarily due to lower capital requirements related to our Digital Broadcast Center and network operations.

EBITDA

EchoStar Technologies segment EBITDA for the six months ended June 30, 2013 decreased by $1 million, or 2.3%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Technologies segment was primarily driven by a $2 million decrease in revenue.

Hughes Segment

	For the Six Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$604,347	$557,043	$47,304	8.5%
Capital expenditures	$89,833	$176,395	$(86,562)	-49.1%
EBITDA	$137,375	$139,426	$(2,051)	-1.5%

Revenues

Hughes segment total revenue for the six months ended June 30, 2013 increased by $47 million, or 8.5%, compared to the same period in 2012, primarily due to an increase of $25 million in service revenue and a $22 million increase in equipment revenue.

Capital Expenditures

Hughes segment capital expenditures for the six months ended June 30, 2013 decreased by $87 million, or 49.1%, compared to the same period in 2012, primarily due to a decrease in satellite expenses related to EchoStar XVII, which was launched in July 2012.

EBITDA

Hughes segment EBITDA for the six months ended June 30, 2013 decreased by $2 million, or 1.5%, compared to the same period in 2012.  The decrease was primarily due to a $4 million decrease in operating income, resulting from a $49 million increase in revenues, offset partially by a $37 million increase in cost of goods sold and a $13 million increase in marketing and advertising expenses.

EchoStar Satellite Services Segment

	For the Six Months Ended June 30,		Variance
	2013	2012	Amount	%
	(Dollars in thousands)
Total revenue	$159,074	$145,021	$14,053	9.7%
Capital expenditures	$12,332	$57,952	$(45,620)	-78.7%
EBITDA	$98,473	$105,672	$(7,199)	-6.8%

Revenues

EchoStar Satellite Services segment total revenue for the six months ended June 30, 2013 increased by $14 million, or 9.7%, compared to the same period in 2012, due to a $14 million increase in service revenue.

Capital Expenditures

EchoStar Satellite Services segment capital expenditures for the six months ended June 30, 2013 decreased by $46 million, or 78.7%, compared to the same period in 2012, primarily related to a decrease in satellite expenses due to the launch of EchoStar XVI in November 2012.

EBITDA

EchoStar Satellite Services segment EBITDA for the six months ended June 30, 2013 decreased by $7 million, or 6.8%, compared to the same period in 2012.  The decrease in EBITDA for our EchoStar Satellite Services segment was primarily due to the impairment of our EchoStar XII satellite of approximately $35 million in June 2013, offset partially by an $8 million decrease in cost of sales, a $14 million increase in revenue and a $2 million increase in gains as a result of a reduction of the capital lease obligation for the AMC-16 satellite.